

Mail Stop 3561

January 26, 2018

David P. Bauer
Treasurer and Principal Financial Officer
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221

> **Re:** **National Fuel Gas Company**
> **Form 10-K for Fiscal Year Ended September 30, 2017**
> **Filed November 17, 2017**
> **Form 8-K Filed November 2, 2017**
> **File No. 1-03880**

Dear Mr. Bauer:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed November 2, 2017

Exhibit 99

Fiscal 2017 Highlights

1. We note your presentation of free cash flow. Please clearly label free cash flow as a non-GAAP measure in your next earnings release. Please also provide a reconciliation of free cash flow to net cash provided by operating activities and present the three major categories of the statement of cash flows. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.06 and 102.07 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on October 17, 2017.

<u>Non-GAAP Reconciliations – Operating Results</u>

2. We note your presentation of operating results which exclude certain items that impact comparability; therefore, a non-GAAP measure. Please tell us how your presentation of this measure complies with Item 10(e)(1)(ii)(E) of Regulation S-K which prohibits using titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. This comment also applies to Form 8-K filed November 3, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia at (202) 551-3562, Donna Di Silvio at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products